Exhibit 21

Schedule of Subsidiaries

	Percentage Interest
Name of Entity	2007	2006
Jingzhou Henglong Automotive Parts Co., Ltd.("Henglong")	44.50%	44.50%
Shashi Jiulong Power Steering Gears Co., Ltd. ("Jiulong")	81.00%	81.00%
Shenyang Jinbei Henglong Automotive Steering System Co., Ltd. ("Shenyang")	70.00%	70.00%
Zhejiang Henglong & Vie Pump-Manu Co., Ltd. ("Zhejiang")	51.00%	51.00%
Universal Sensor Application Inc. (“USAI”)	75.90%	60.00%
Wuhan Jielong Electric Power Steering Co., Ltd. (“Jielong”)	85.00%	85.00%
Wuhu HengLong Auto Steering System Co., Ltd. (“Wuhu”)	77.33%	77.33%
Jingzhou Hengsheng Automotive System Co., Ltd, “Hengsheng”	100.00%	—